Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER RETAIL SALES UP 12.4% IN Q4 FISCAL 2020/21,

CONTINUING RECOVERY FROM COVID-19 IMPACT

Whitley, UK, 13 April 2021: Jaguar Land Rover achieved retail sales of 123,483 vehicles in Q4 Fiscal 2020/21, 12.4% higher than the same quarter last year.

China sales were up 127% compared to a year ago when that market was heavily impacted by Covid-19. Sales in North America were also up year-on-year (+10.4%), while other regions remain lower than pre-Covid levels, including Overseas markets (-10.0%), the UK (-6.8%) and Europe (-4.9%).

The award-winning new Land Rover Defender contributed significantly to the overall year-over-year growth, with 16,963 units sold in the quarter. Other Land Rover models with increased sales in the quarter include the Land Rover Discovery Sport (+28.6%), Range Rover Sport (+20.7%) and Range Rover (+15.8%). Jaguar models up in the quarter include XF (+28.4%), XE (+5.6%) and F-TYPE (+55.8%).

For the full 2020/21 fiscal year, Jaguar Land Rover global retail sales totaled 439,588 vehicles, down 13.6% on the previous year as a result of the impact of the pandemic. Growth in China was strong, with retails reaching 111,206 vehicles, up 23.4% year-on-year. Sales in other regions have not yet recovered to pre-Covid levels with North America down 14.3% and the UK, Europe, and Overseas markets each down more than 20%. By model, the new Land Rover Defender contributed 45,244 sales in the year, while other models were down year-on-year, reflecting the impact of Covid, particularly earlier in the year.

Jaguar Land Rover continued to roll out electrification technology across its model range. Twelve of the company’s 13 nameplates are now available with an electrified option, with plugin hybrids (PHEV) available in 8 models and mild hybrids (MHEV) in 11 models. As a result, the mix of electrified vehicles retailed in the fourth quarter grew to 62%, with 2% for the allelectric Jaguar I-PACE, 7% PHEV and 53% MHEV. For the full year, the retail mix of electrified vehicles was 51%, including 4% for the all-electric Jaguar I-PACE, 5% PHEV and 43% MHEV.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“While the Covid-19 pandemic has an ongoing impact on the global auto industry, I am pleased to end the financial year with sales up year-on-year in the last quarter. Encouragingly, the steady recovery throughout the year follows the direction of our Reimagine strategy: the quality of our sales improved even more than the volume, with a focus on our most profitable car lines, higher specifications and lower incentives. Despite very different Covid restrictions worldwide we also achieved our objective of balanced sales across our key markets.

“At Land Rover, we are delighted with the continued growth in demand for the new Land Rover Defender in the quarter and we’re very proud to see it named Supreme Winner, Women’s World Car of the Year 2021. This is the first time a Land Rover has won at these awards, bringing the total global trophy count for the new Defender to over 50 so far. The completely refreshed Discovery and updated Velar, which is now also available as plug-in hybrid, will strengthen Land Rover sales further.

“At Jaguar, we were encouraged by the sustained sales performance of XE, XF and FTYPE, as customers responded positively to our new designs and comprehensive upgrades. Order intakes for the just-released new F-PACE and E-PACE are promising. March also marked an historic moment - the 60th anniversary of the legendary E-type, which was ground-breaking when it was launched in 1961. Such a spirit of innovation also drives our reimagination of Jaguar as an all-electric modern luxury brand.”

Jaguar Land Rover will report audited results for the financial year ended 31 March 2021 in the second half of May. The company’s sales performance has been in line with expectations and Jaguar Land Rover anticipates reporting significant positive free cash flow in Q4 and break-even to positive cash flow for the full year. At 31 March 2021, the company had around £4.8 billion of cash and short-term investments (unaudited) and around £6.7 billion of available liquidity, including the £1.9 billion undrawn committed credit facility (RCF) maturing in July 2022. Furthermore, the company has now extended £1.31 billion of the RCF to March 2024.

Retail sales summary

	Q4 Jan – Mar 2021		Fiscal 2020/21 Apr 2020 – Mar 2021
	Units	YoY % Change	Units	YoY % Change
Jaguar Land Rover	123,483	12.4%	439,588	(13.6%)
Jaguar	23,463	(17.1%)	97,669	(30.5%)
Land Rover	100,020	22.6%	341,919	(7.1%)

ENDS

Notes to Editors

•	Jaguar Land Rover has a balanced sales portfolio with sales across five regions. In Fiscal 2020/21 the split was: China 25%, North America 25%, UK 19%, Europe 18%, Overseas 13%
•	In Fiscal 2020/21, the top three regions for Land Rover were North America, China and UK.

For Jaguar, they were China, UK and Europe.

•	In Fiscal 2020/21, the top three best-selling Land Rover vehicles were:

o Range Rover Evoque, the premium compact SUV for the city and beyond

o Land Rover Discovery Sport, the ‘go anywhere’ premium compact SUV

o Range Rover Sport, the ultimate luxury performance SUV

•

Customer response to the new Defender, the most capable Land Rover ever, has been overwhelmingly positive. Sales reached over 45,000 vehicles in Fiscal 2020/21, following the ramp-up of deliveries from early summer.

•	The top three retailing Jaguar vehicles were:

o Jaguar F-PACE performance SUV

o The E-PACE, Jaguar’s first sporty compact crossover

o Jaguar XE sports saloon

•

In addition to the all-electric Jaguar I-PACE, the company’s electrified line-up currently includes plug-in hybrid variants of the Range Rover, Range Rover Sport, Range Rover Evoque, Land Rover Discovery Sport, Land Rover Defender, Jaguar F-PACE, Jaguar E-PACE and Range Rover Velar. All models with plug-in hybrids also have mild-hybrid derivatives, as well as the recently revealed new model year Jaguar XE, Jaguar XF and Land Rover Discovery.

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 123 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure-electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

- Twitter: @JLR_News

- LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Corporate Affairs Manager – Global Communications

E: jchesney@jaguarlandrover.com T: +44 (0)7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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